Exhibit 4.3

AMENDMENT TO THE

ASHLAND INC. EMPLOYEE SAVINGS PLAN

WHEREAS, Ashland Inc. (the “Corporation”) established the Ashland Inc. Employee Savings Plan (the “Plan”) originally effective as of June 1, 1964 for the benefit of employees eligible to participate therein; and

WHEREAS, pursuant to Article 20 of the Plan, the Corporation, as sponsor of the Plan, has retained the authority to amend the Plan at any time in whole or in part; and

WHEREAS, the Corporation desires to further modify the Plan;

NOW, THEREFORE, effective as of January 1, 2013:

I. The Plan shall be amended by restating Section 20.4 to read as follows:

20.4 Military Leave.

(a) Notwithstanding any provisions of the Plan to the contrary, contributions, benefits and service credit with respect to qualified military service will be provided in accordance with Code section 414(u) and all other applicable law. A Member who returns to work from qualified military service may make up contributions missed while on military leave. These contributions are in addition to other allowable contributions under the Plan. The Member has until the earlier of (1) the period equal to three times the period of qualified military service or (2) five years. The Participating Company contributions that would have been paid with respect to such Member contributions under the provisions of Article 7 of the Plan at the particular time applicable will also be contributed with respect to a Member’s make-up contributions. These Participating Company contributions are in addition to any other such contributions made with respect to the Member’s contributions for the present Plan Year. While on a qualified military leave a Member is considered to earn the rate of Compensation he or she would have received if he or she had not been engaged in qualified military service. If this cannot be determined with reasonable certainty, then the Member’s deemed Compensation would be the average of the Member’s Compensation for the 12 months preceding the qualified military service (or period of employment if shorter than 12 months).

(b) A Member who is on active military duty for more than 30 days as defined in the Heroes Earnings Assistance and Relief Act of 2008 may elect to receive a distribution from his or her Salary Reduction Contribution Account; provided, however that such Members may not make any Salary Reduction Contribution or other employee contributions for 6 months following such a withdrawal.

(c) A Member who is, by reason of being a member of a reserve component (as defined in section 101 of title 37 of the United States Code), ordered or called to active duty for a period in excess of 179 days or for an indefinite period after September 11, 200 I may request a withdrawal of all or any part of his or her Salary Reduction Contributions, but not the earnings attributable to such amounts. Such withdrawal may be made no earlier than the date of such order or call and no later than the close of the active duty period. In the event that a Member makes a Qualified Reservist Withdrawal, he or she shall not be permitted to elect to have Salary Reduction Contributions contributed to the Plan or any other plan maintained by a Participating Company or an Affiliated Company for a period of 6 months following the receipt of the Qualified Reservist Withdrawal. For purposes of the preceding sentence, other plans shall include all qualified and non-qualified plans of deferred compensation maintained by a Participating Company or an Affiliated Company, other than the mandatory employee contribution portion of a defined benefit plan or a health or welfare plan, including a plan covered by Code Section 125.

II.	In all other respect, the Plan shall remain unchanged.

IN WITNESS WHEREOF, the Corporation has caused this amendment to the Plan to be executed this     day of             , 2012.

ATTEST:	ASHLAND INC.

	By:	/s/ Susan B. Esler
Secretary	Title:	Chief HR & Communication Oficer